Sharing Services, Inc.

289 Moo 4, Nampong, Nampong
Khon Kaen 40310 Thailand

August 24, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Matthew Crispino

Re:	Sharing Services, Inc.

Registration Statement on Form S-1 (the “Registration Statement”) filed June 29, 2015

Amendment No. 1 to the Registration Statement on Form S-1/A (the “Amended Registration Statement”) filed July 29, 2015

Amendment No. 2 to the Registration Statement on Form S-1/A (the “Amended Registration Statement No. 2”) filed August 19, 2015

Amendment No. 3 to the Registration Statement on Form S-1/A (the “Amended Registration Statement No. 3”) filed August 24, 2015

Commission File No. 333-205310

Mr. Crispino:

On behalf of Sharing Services, Inc. (the “Company”), this letter responds to the comments of the Staff of the Securities and Exchange Commission set forth in the letter dated August 14, 2015 regarding the above-referenced Amended Registration Statment. Below, we refer to our explanations of our revisions in respect of these comments, which revisions are contained within our above-referenced Amended Registration Statement No. 2, which we filed via EDGAR on August 19, 2015 and our above-referenced Amended Registration Statement No. 3, which we have filed via EDGAR today, August 24, 2015. Our references to “comment” below correspond to the paragraph numbers of the Staff’s letter.

Comment 1. General.

COMMENT: We note your request for acceleration on page 4 of your letter. Please consider separately submitting your request upon resolution of our comments and for effectiveness during the business hours of the Commission. Refer to Rule 12 of Regulation S-T.

ANSWER: We will separately submit our request for effectivenes upon resolution of your comments.

Comment 2. Description of Business, Market Opportunity and Value Proposition, page 37 of Amended Registration Statement.

COMMENT: We note the added language at the bottom of page 41 attributing the data to the Airports Council International. Please provide us with copies of the data from this source and mark them appropriately in accordance with prior comment 7 or revise to remove the Airports Council International as a source of the data.

ANSWER: We have removed any reference to data from the Airports Council International from our Amended Registration Statement No. 3. The reference and images were removed in the preparation of our Amended Registration Statement No. 2, however our edgarizers failed to remove the reference to those images when the Amended Registration Statement No. 2 was filed.

Please note that any further correspondence regarding the Registration Statement, as amended, or the Company’s filings generally should be directed to the attention or Mr. Thipjaroey. Thank you for your assistance with this matter.

Sincerely,

By:	/s/ Natthapong Thipjaroey
Natthapong Thipjaroey
President and Director Principal Executive Officer Principal Financial Officer Principal Accounting Officer